UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Cellebrite DI Ltd. (the “Company” or the “Registrant”) hereby announces that the shareholders of the Company approved the Proposal brought before the special general meeting of shareholders held on November 29, 2023 (the “Meeting”), by the respective requisite majority in accordance with the Israeli Companies Law 5759-1999, and the Company’s amended and restated articles of association, as described in the Proxy Statement which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the U.S. Securities and Exchange Commission on October 24, 2023, and sent to the shareholders of the Company as of the record date, in connection with the Meeting.

166,529,976 ordinary shares, representing approximately 82.86% of the issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

This Report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (File No. 333-260878) and Form F-3 (File No. 333-259826).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: December 1, 2023	By:	/s/ Ayala Berler Shapira
Ayala Berler Shapira
General Counsel

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